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                                  UNITED STATES                                             OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION                       -----------------------------------
                             WASHINGTON, D.C. 20549                             OMB Number:               3235-0145
                                                                                Expires:            October 31,2002
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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            New Frontier Media, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    644398109
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                                 (CUSIP Number)

                                 Edward J. Bonn
                        7007 Winchester Circle, Suite 200
                                Boulder, CO 80301
                                 (303) 444-0900

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                             Thaddeus Bereday, Esq.
                         Brobeck, Phleger & Harrison LLP
                         2100 Reston Parkway, Suite 203
                                Reston, VA 20191
                                 (703) 621-3000

                                 March 29, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                             (Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746 (03-00)
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CUSIP No. 644398109                    13D                 Page 2 of 8 Pages
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        Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, the Statement on Schedule 13D, dated October 27, 1999, as amended by Amendment No. 1 dated March 22, 2002 (the "Statement"), filed by Edward J. Bonn and BEF, LLC, relating to the common stock, par value $.0001 per share (the "Common Stock"), of New Frontier Media, Inc., a Colorado corporation (the "Issuer"), is hereby amended as set forth below.

        Unless otherwise indicated, capitalized terms used herein shall have the same meanings ascribed to them in the Statement. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the response to each item herein is qualified in its entirety by the provisions of such Exhibits.

ITEM 4. PURPOSE OF TRANSACTION.

        Item 4 is hereby amended and supplemented as follows:

        Prior to a special meeting of the Board held on March 29, 2002, Mr. Bonn delivered a letter to the members of the Board relating to Mr. Bonn's intent, as previously disclosed, to effect a change in the composition of the Issuer's management. A copy of the letter is attached hereto as Exhibit 8.

        Following the special meeting of the Board, Mr. Bonn delivered to the Issuer a demand, pursuant to Colorado law, to inspect the Issuer's corporate records. A copy of the demand letter is attached hereto as Exhibit 9.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended and supplemented as follows:

Exhibit 1 Joint Filing Agreement dated as of March 21, 2002, between Mr. Bonn and BEF (previously filed)

Exhibit 8       Letter dated March 28, 2002

Exhibit 9       Demand to inspect corporate records dated March 29, 2002





8205946-2

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CUSIP No. 644398109                    13D                 Page 3 of 8 Pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date:  March 29, 2002                   /s/ EDWARD J. BONN
                                        ----------------------------------------
                                        Edward J. Bonn



Date:  March 29, 2002                   BEF, LLC


                                        By: /s/ EDWARD J. BONN
                                           -------------------------------------
                                           Edward J. Bonn
                                           Manager



        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


8205946-2